UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 19, 2010**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01 Entry into a Material Agreement.

On February 19, 2010, Eternal Image, Inc. (the "Company") finalized a sublicense agreement which it had entered into on August 10, 2010, with Gruppo Santony, LLC**,** a California limited liability company having its North American headquarters office at 2017 East Lee Street, Tucson, Arizona 85719 ("Sublicensor" or "GS"),. Sublicensor has an exclusive worldwide license (the "License") with Vatican Observatory Foundation ("VOF"), to manufacture, sell and distribute Products (as defined below) and to utilize the name and logo of the Specola Vaticana, i.e. the Vatican Observatory and/or the Vatican Observatory Collection.. The VOF is an astronomical research and educational institution supported by the Pope who is the head of the Roman Catholic Church. The implementation and finalization of the sublicense agreement was conditioned upon approval by the VOF. The VOF approved (finalized) the sublicense agreement on February 19, 2010.

"Product(s)" are defined in the sublicense as any religious themed products or products accented or produced in association with the logo(s) of the Vatican Observatory, manufactured and distributed by the Company as a sublicensor or its sublicensees, and any services licensed or performed by the Company or its sublicensees, in each case utilizing the name and logo of the Vatican Observatory. The territory covered by the sublicense agreement is worldwide with the exception of Vatican City and Rome. The initial term of the sublicense agreement is a renewal five years period from the approval of the sublicense agreement by the VOF. Specifically, pursuant to the sublicense, the Company has the exclusive right to produce and sell the following VOF themed products:

1. Urns and components, including cremation keepsakes;
2. Caskets and components, including casket veils;
3. Burial vaults, burial niches and columbaria;
4. Monuments, markers and bronze work;
5. Prayer cards and keepsakes;
6. Guest Signature Books; and
7. Memorial Candles.

The sublicense agreement requires the Company to make a non-refundable advance royalty payment in the amount of $200,000 ("Minimum Royalties"). The annual royalty payments by the Company pursuant to the sublicense agreement are to equal to ten percent (10%) of the Company's receipts for the licensed Products and services sold by the Company. Pursuant to the terms of the sublicense agreement, as extended, the annual non-refundable advance royalty increases by 10% from the prior year.

The executed Sublicense Agreement is attached hereto as exhibit 10.1 and incorporated by reference.

SECTION 8 – OTHER EVENTS

Item 8.01 Other Events.

On February 22, 2010, the Company issued a press release announcing the finalization of the sublicense agreement regarding Vatican themed funerary products.

A copy of the press release is attached hereto as Exhibit 99.1

SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS

ITEM 9.01(d) EXHIBITS

Exhibit Number	Description
10.1	Sublicense Agreement (February 19, 2010)
99.1	February 22, 2010 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: February 22, 2010

By: /s/ *Clint Mytych*
Clint Mytych
Chief Executive Officer and Chairman

Exhibit 10.1

SUBLICENSE AGREEMENT

Between

GRUPPO SANTONY, LLC,
a California limited liability company

and

ETERNAL IMAGE,
a Delaware corporation

August 10, 2009

SUBLICENSE AGREEMENT
(“Funerary Products”)

THIS SUBLICENSE AGREEMENT (the “Agreement”) is entered into effective as of this 10th day of August, 2009, by and between **GRUPPO SANTONY, LLC,** a California limited liability company (“Sublicensor” or “GS”), and **ETERNAL IMAGE,** a Delaware corporation (“Sublicensee”).

RECITALS

A. Sublicensor has an exclusive worldwide license (the “License”) with VATICAN OBSERVATORY FOUNDATION, having its North American headquarters office at 2017 East Lee Street, Tucson, Arizona 85719 (“Licensor” or “VOF”), to manufacture, sell and distribute Products (as defined therein) and to utilize the name and logo of the Specola Vaticana, the Vatican Observatory and/or the Vatican Observatory Collection, in the form attached hereto as Exhibit A or as hereafter approved by VOFin connection with the design, manufacture, sale and distribution of Products.

B. “Product(s)” as defined in the License means any religious themed products or products accented or produced in association with the logo(s) of the Vatican Observatory, manufactured and distributed by Sublicensor or its sublicensees, and any services licensed or performed by Sublicensor or its sublicensees, in each case utilizing the name and logo of the Vatican Observatory.

C. Sublicensor has the right to sublicense the rights granted by the License, subject to written approval of VOF.

D. Sublicensee desires to obtain from Sublicensor and Sublicensor desires to grant to Sublicensee a sublicense to market and sell certain products (as herein defined) accented or produced in association with the logo(s) of the Vatican Observatory, and to use the logo(s) of the Vatican Observatory in connection with the sale of such products, subject to the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, the parties hereto agree as follows:

1. Definitions. The defined terms used in this Agreement shall have the meanings set forth below.

1.1 Advertising Material shall mean any and all packaging, advertising and promotional materials in any medium whatsoever used by Sublicensee in connection with the Sublicensed Products, including without limitation written advertisements, point-of-sale displays, tags, labels and radio and television commercials.

1.2 Affiliate shall mean any entity which directly or indirectly controls, is controlled by or is under common control with Sublicensee. The term "control" as used herein means possession of the power to direct or cause the direction of the management and the policies of an entity, whether through the ownership of a majority of the outstanding voting securities or by contract or otherwise.

1.3 Commencement Date shall mean the date of approval of this Agreement by VOF.

1.4 Logo(s) shall mean any logo of the Vatican Observatory, whether registered or not, authorized by VOF for use in connection with the design, manufacture, sale and distribution of Products.

1.5 Receipts shall mean the gross amount actually billed by Sublicensee or its Affiliates on sales of Sublicensed Products, less any returns, taxes and/or freight, shipping and insurance charges, and other allowances approved by Sublicensor, but only to the extent that such returns, taxes and/or charges, and allowances are actually paid or credited by Sublicensee or its Affiliates with respect to any customer accounts. Sales of Sublicensed Products to any Affiliate which is a reseller thereof shall be excluded until the subsequent sale by such Affiliate.

For purposes of calculating Royalties, Receipts shall include cash or in-kind consideration, awards or gifts received as rebates in connection with use of Sublicensed Products. Barter or other in-kind award or gift consideration/rebates shall be valued at the same percentage of value of a particular use of Sublicensed Products as if the rebates were entirely in the form of cash.

1.6 Retail Store shall mean any and all retail outlets operated by the exclusive sublicensee(s) of Sublicensor for retail stores under the trade name "Vatican Observatory Collection" (or other name specifically approved in writing by Sublicensor and VOF) for point of purchase sale by such sublicensee(s) of the Sublicensed Products authorized by their respective sublicense agreement(s), including without limitation physical fixed locations (whether owned or rented), kiosks (fixed or movable), catalogue sales of Sublicensed Products sold at fixed location Retail Stores, internet sites for sale of Sublicensed Products sold at fixed location Retail Stores (or other technological means of distribution and sale of Sublicensed Products sold at fixed location Retail Stores, whether now existing or created in the future), temporary sites for events, and space within stores, malls or the like.

1.7 Royalties shall mean the percentage compensation on Receipts and other Sublicensee income, if any, to be paid by Sublicensee to Sublicensor pursuant to Section 6.2 hereof.

1.8 Sublicensed Products shall mean those Products described on Schedule 1.8 hereto.

1.9 Territory shall mean the geographic area covered by Sublicensee's rights, as described on Schedule 1.9 hereto.

1.10 Vatican Observatory Collection shall mean and include all Products designed, manufactured, sold and distributed pursuant to the License, as well as the tradename (whether registered or not) to be used in connection with such sales.

2. Grant of Sublicense.

2.1 Sublicense. Sublicensor hereby grants to Sublicensee, under the terms and conditions set forth in this Agreement, the exclusive and/or nonexclusive (as specified in Schedule 1.9) right and sublicense to design, manufacture, sell, distribute and advertise the sale of Sublicensed Products in the Territory.

2.1.1 Notwithstanding the foregoing grant of rights, Sublicensor has informed Sublicensee and Sublicensee hereby acknowledges that Sublicensor has certain obligations to third parties with respect to the sale and distribution of Products through the channels identified in this subsection 2.1.1. Accordingly, Sublicensee shall not be authorized to, and Sublicensee agrees that it shall not, (i) sell Sublicensed Products through fundraising programs organized or operated by Sublicensee, the parties intending however that sales of Sublicensed Products through fundraising programs organized, sponsored, and operated by third parties (including those operated by churches, hospitals, museum support groups, or various other charitable and non-profit organizations) shall be specifically permitted hereunder, (ii) stage, sponsor or hold Exhibits to promote or market Sublicensed Products, (iii) market and sell Sublicensed Products through Retail Stores operated under the name and logo of The Vatican Observatory Collection or otherwise promoted or advertised as "officially licensed" Vatican Observatory stores, (iv) market and sell Sublicensed Products through Internet sites or catalogue sales programs operated under the name and logo of the Vatican Observatory Collection or otherwise promoted or advertised as the "officially licensed" Vatican Observatory Collection of products Internet site or catalog sales programs; provided, however, that the display of Sublicensed Products on the Sublicensee's website shall not be prohibited by, and shall not constitute any breach or violation of, this clause (iv), or (v) market and sell Sublicensed Products on television home shopping channels, except in conjunction with, and through sales at the Sublicensee's most favorable wholesale prices for similar quantities to, Sublicensor's exclusive sublicensee, if any, for the "officially licensed" Vatican Observatory Collection home shopping channel.

2.2 Logo Sublicense. Sublicensor hereby grants to Sublicensee a nonexclusive sublicense to use the Logo(s) on or in association with the Sublicensed Products in the Territory and on all Advertising Material associated therewith. Sublicensed Products shall be sold, distributed and advertised with appropriate labels, hang tags, trademark notices and other attributes and identification which identify them as having been produced under license from Sublicensor.

2.2.1 Sublicensee shall be authorized to utilize the name and approved logo "The Vatican Observatory Collection" in order to represent to the public that Sublicensed Products manufactured and sold by Sublicensee pursuant to the rights granted herein are officially sanctioned byVOF. Hangtags/labels utilized for Sublicensed Products shall read "The Vatican Observatory Collection" and bear the Logo. Sublicensor shall provide specific graphic artwork for labels, hangtags or advertising materials in which "The Vatican Observatory Collection" name and/or logo is used. All packaging, "text" labeling or advertising using the same requires the prior written approval of Sublicensor. A copy of the Logo and graphic standard for The Vatican Observatory Collection is attached as Schedule 2.2.1.

2.3 No Sublicense. Sublicensee shall have no right to sublicense the rights granted to it by Sublicensor under this Agreement without the express prior written approval of Sublicensor.

2.4 Use of BAV Images. No images of property or works belonging to the Vatican Library ("BAV") may be used in any manner in connection with publicity, promotion or adaptation of products or services by Sublicensee or otherwise, and stringent procedures must be established to maintain the ability to identify and support the provenance of any image used in connection with the Sublicensed Products as being from a source, and subject to necessary licensing therefrom, other than the BAV. Use claims based upon assertions of public domain status shall not be accepted, and ownership and licensing from other sources is critical.

3. Cooperation. Each of the parties acknowledges that the development of the Sublicensed Products will be a cooperative process requiring the contributions and special expertise, documents and personnel of each party as provided in this Agreement.

4. Representations and Warranties.

4.1 Sublicensor Representations and Warranties. Sublicensor hereby represents and warrants, both as of the Commencement Date and continuing thereafter, that it has the right and power to grant the sublicense granted herein, there are no other agreements with any other party in conflict therewith, and Sublicensor has no actual knowledge that the Logos infringe any copyright or trademark of any third party. Sublicensor may enter into a master sublicense agreement granting its rights to a third party, in which event Sublicensor's rights under this Agreement shall be assigned to such third party and this Agreement shall become a sub-sublicense, but the terms of this Agreement shall remain unchanged.

4.2 Sublicensee Representations, Warranties and Covenants. Sublicensee hereby represents, warrants and covenants as follows, both as of the Commencement Date and continuing thereafter:

(a) Sublicensee is experienced and knowledgeable in the manufacture, sale and distribution of products similar to the Sublicensed Products and has adequate resources and experience to fulfill its obligations set forth herein.

(b) Sublicensee agrees not to directly or indirectly produce or manufacture or permit the production or manufacture of Sublicensed Products with the use of prison, child or forced labor.

(c) Sublicensee has the right and power to perform the obligations set forth herein, and there are no other agreements with any other party in conflict herewith.

(d) No injurious, deleterious or toxic substances shall be used in any Sublicensed Products. Sublicensee shall use all reasonable efforts to develop and manufacture the Sublicensed Products so that they will not cause harm when used as instructed and with ordinary care for their intended purpose.

(e) All services provided by Sublicensee hereunder will be performed in a skillful, competent and workmanlike manner in accordance with first-class industry standards. Sublicensee warrants that the Sublicensed Products will be of high quality in design, material and workmanship and suitable for their intended purpose.

(f) The Sublicensed Products will be manufactured, advertised and sold in compliance with all applicable laws and regulations.

5. Term. The Term of this Agreement and the sublicenses granted herein shall commence on the Commencement Date and shall continue for a term of five (5) years, unless earlier terminated as provided herein. Provided no default shall exist at the time of exercise, Sublicensee shall have the right and option to extend the term for successive additional five (5) year periods during the continuance of Sublicensor's License Agreement upon (a) written notice delivered to Sublicensor not less than ninety (90) days prior to expiration of the initial term or any renewal term, , as the same may be extended or renewed, and (b) payment to Sublicensor, on or before commencement of the renewal term, of the initial quarterly installment of Minimum Annual Royalties for the first year of the renewal term.

6. Compensation.

6.1 Advance Sublicense Fee. Sublicensee shall pay to Sublicensor an advance royalty of Two Hundred Thousand Dollars U.S. ($200,000 U.S.) ("Advance Sublicense Fee") as a nonrefundable advance to be set off and credited against Minimum Annual Royalties due to Sublicensor under Section 7 for the initial twelve (12) months of the term hereof. The Advance Sublicense Fee shall be payable as follows:

Advance Sublicense Fee - Schedule of Payments

Upon the Commencement Date: $ 200,000

Each 12 months thereafter during the initial term and renewal periods the Minimum Annual Royalty payments shall be equal to the prior year's Minimum Annual Royalty amount increased by ten percent (10%) and shall be payable quarterly in advance.

6.2 Royalties. Sublicensee agrees to pay Royalties to Sublicensor during the term of this Agreement in an amount equal to ten percent (10%) of Sublicensee's Receipts for the Sublicensed Products and services sold. A "sale" shall be deemed to have occurred and Receipts from 'sale' of Sublicensed Products shall be considered to have been received by Sublicensee when the purchaser/customer makes payment for goods and services.

6.3 Payment. After offsetting any advance payment made by Sublicensee pursuant to Section 6.1 or 7.1 with respect to Minimum Annual Royalty for the then current year, Sublicensee shall pay to Sublicensor all Royalties owing under Section 6.2 for each quarter no later than fifteen (15) days following the last day of such quarter. If the Commencement Date occurs on a date other than the last day of a month, the first quarter for purposes of calculation of Royalty payments shall extend through the last day of the third full month following the Commencement Date. All Royalties and other amounts payable to Sublicensor in accordance with the provisions of this Agreement are payable in United States dollars by check made payable to Sublicensor and delivered to the address set forth in Section 21.10 or at such other office or by such other method as Sublicensor may from time to time designate in writing.

6.3.1 Late Payments. Late payments shall be subject to a late payment charge equal to the lesser of 1.5% per month or the maximum rate permissible by law from the date such payments were originally due until paid in full.

6.4 Legal Fee and Expense Reimbursement. In addition to Royalties, Sublicensee agrees to pay to Sublicensor within 30 days of the Commencement Date a one-time fee of Ten Thousand Dollars U.S. ($10,000 U.S.) as reimbursement or prepayment for legal fees and related expenses incurred by Sublicensor in negotiating and documenting this Agreement and in connection with all future approvals required hereunder, and for services of Sublicensor in connection with same.

7. Minimum Royalty. Sublicensee agrees to pay to Sublicensor a Minimum Annual Royalty during each year of the term of this Agreement as follows:

Initial Term	Minimum Royalties (U.S. Dollars)
Due on Commencement Date	$200,000
Year 2 ($55,000 due quarterly)	$220,000
Year 3 ($60,500 due quarterly)	$242,000
Year 4 ($66,550 due quarterly)	$266,200
Year 5 ($73,205 due quarterly)	$292,820

Option term years: Increasing each year by 10% over prior year; payable quarterly in advance

7.1 Payment of Minimum Royalties. The initial year Minimum Annual Royalty shall be payable in advance pursuant to Section 6.1 above. Thereafter, Minimum Annual Royalty amounts shall be payable in advance in equal quarterly installments on the first day of each quarter.

7.2 Royalty Statements. Sublicensee shall furnish to Sublicensor, at the same time it makes payment of Royalties, a full and complete statement, duly certified by the Chief Financial Officer of Sublicensee to be true and accurate, showing in reasonable detail the basis upon which such Royalties were calculated, including without limitation (i) the total Receipts for each type of Sublicensed Product, (ii) the amount of Royalties due with respect to such Receipts, and (iii) such other pertinent information as Sublicensor may reasonably request from time to time.

8. Retention of Records. During the term of this Agreement and for a period of five (5) years thereafter, Sublicensee shall keep complete and accurate records of all sales of Sublicensed Products, all Receipts therefrom and all Royalties paid.

9. Audit Right. Sublicensor, by its duly authorized agents and representatives, shall have the right to audit such books, documents and other materials of Sublicensee from time to time and shall have access thereto during ordinary business hours, and shall be at liberty to make copies of such books, documents and other

materials. Sublicensor shall maintain the confidentiality of all information obtained by Sublicensor as a result of auditing Sublicensee and shall not reveal any such information to any third party except in connection with legal action or such other proceeding implemented by Sublicensor to enforce any of Sublicensor's rights under this Agreement. Sublicensor shall conduct no more than one audit in any calendar year.

10. Underpaid Royalties. If any audit of Sublicensee's books and records reveals that Sublicensee has failed to account for and pay Royalties owing to Sublicensor, and the amount of any Royalties which Sublicensee has failed properly to account for and pay for any annual accounting period exceeds, by five percent (5%) or more, the Royalties actually accounted for and paid to Sublicensor for such period, Sublicensee shall, in addition to paying Sublicensor such past due Royalties, reimburse Sublicensor for its direct out-of-pocket expenses incurred in conducting such audit, together with interest on the overdue Royalties, such interest to be at a monthly rate of 1.5 percent from the date past due royalties were due until the date royalties are paid in full in accordance with Section 6.3.1.

11. Indemnification.

11.1 Right to Indemnification. Sublicensee hereby agrees to indemnify and hold harmless Sublicensor, VOF and the Vatican Observatoryand their respective subsidiaries, affiliates, successors and assigns, and the officers, directors, employees and agents of each of the foregoing (collectively, the "Indemnified Parties") from and against any and all claims, demands, losses, costs, liabilities and expenses, including reasonable attorneys' fees and costs, arising out of or related to the design, manufacture, distribution and sale of Sublicensed Products by Sublicensee pursuant to this Agreement.

11.2 Reimbursement Upon Demand. Sublicensee shall immediately reimburse an Indemnified Party upon demand for all damages, losses, liabilities, awards, costs and expenses, including reasonable attorneys' fees and costs, incurred by the Indemnified Party to investigate, defend and/or settle any and all claims or suits or proceedings for which Sublicensee has an obligation to indemnify and hold harmless such Indemnified Party, provided such Indemnified Party gives prompt notice to Sublicensee of any such claim or suit or proceeding.

11.3 Claims Procedures. With respect to any claims falling within the scope of the foregoing indemnifications: (a) the indemnified party (the "Indemnitee") agrees promptly to notify Sublicensee of and keep Sublicensee fully advised with respect to such claims and the progress of any suits in which Sublicensee is not participating; (b) Sublicensee shall have the right to assume, at its sole expense, the defense of a claim or suit made or filed against Indemnitee and for which it is claiming indemnification; (c) Sublicensee shall have the right to participate, at its expense, in any suit instituted against it; (d) Sublicensee shall have the right to approve any attorneys selected by Indemnitee to defend it; and (e) Indemnitee shall not settle any claim or suit without the prior written approval of Sublicensee.

12. Commercialization Efforts.

12.1 Manufacture and Sale of Sublicensed Products. Sublicensee agrees to exercise commercially reasonable efforts to maximize sales of the Products in the Territory through marketing, advertising, and promotion efforts to customers and accounts. In order to assist Sublicensor in reviewing Sublicensee's marketing activities, Sublicensee agrees to furnish Sublicensor upon request complete information evidencing, on a country-by-country basis, Sublicensee's efforts to market the Sublicensed Products in such countries.

12.2 Business Development Plans. Sublicensee shall, at least annually, provide Sublicensor with a brief written tentative business plan indicating the countries in which Sublicensee proposes to manufacture and sell Sublicensed Products during the following twelve (12) month period. Sublicensee agrees that, upon request, it will meet with Sublicensor on a biannual or more frequent basis to review promotional activities, production and sales during the year.

12.3 Restrictions on Sales of Sublicensed Products.

12.3.1 The Sublicensed Products shall be sold to the public only through normal retail outlets and in the manner in which articles of the same general description are generally merchandised to the public. Sublicensee shall not use or sell the Sublicensed Products as premiums, except with Sublicensor's prior written consent. Use or sale of the Sublicensed Products as "premiums" shall mean the use or sale of the Sublicensed Products in connection with promotional programs designed to promote the sale of the Sublicensed Products or other goods or services of the Sublicensee or a third party, including without limitation joint merchandising programs, give-aways, sales incentive programs and traffic builders.

12.3.2 Nothing herein shall prevent Sublicensee from doing any of the foregoing when done exclusively for the purpose of promoting the sale of the Sublicensed Products or from offering the Sublicensed Products bundled with third parties' goods or services, subject to the prior written approval of Sublicensor (such approval not to be unreasonably withheld or delayed) and subject always to the payment of Royalties pursuant to the provisions of Section 6 as if the Sublicensed Products had been sold at Sublicensee's normal wholesale prices.

12.3.3 With regard to works of art or images comprising part of the Vatican Library (BAV), GS is subject to an express contractual prohibition which precludes the use in any form or manner in connection with the Vatican Observatory brand and program, whether in advertising or promotion or in connection with Sublicensed Products or services, of any of such works of art or images, whether or not otherwise subject to a claim of protected status as constituting public domain. Sublicensee hereby expressly acknowledges and agrees (i) that it shall be subject to and shall comply with such prohibition, (ii) that failure to do so shall constitute grounds for termination of this Agreement, and (iii) that it shall immediately cease and desist from any such use upon receipt of notice of violation.

13. Direct Purchase Right. Sublicensor shall have the right to purchase Sublicensed Products from Sublicensee, at pricing equal to the best pricing and terms offered by Sublicensee to third parties, for distribution and sale directly or indirectly by Sublicensor; provided, however, that Sublicensor shall not distribute and sell such products, directly or indirectly, in a manner which would be disruptive to the marketing of the Sublicensed Products then being conducted by Sublicensee. Such purchases by Sublicensor shall be subject to payment of the Royalty provided for in Section 6 hereof.

14. Free Copies. In addition to the random production samples of the Sublicensed Product to be supplied by Sublicensee to Sublicensor free of charge under Section 15.5, Sublicensee shall, upon official release for sale of a Sublicensed Product hereunder, deliver five (5) free copies of such Sublicensed Product to Sublicensor, where practical. In lieu of production samples Sublicensor will accept high-resolution professional quality photographs delivered in both print and digital formats for large/bulky items such as caskets, headstones, markers, etc.

15. Approval Procedures.

15.1 General. Sublicensee shall comply with all reasonable procedures which Sublicensor may from time to time adopt regarding its approval of Advertising Material and of Sublicensed Products which Sublicensee proposes to manufacture and sell under this Agreement. These approval procedures shall be implemented using prescribed forms to be supplied to Sublicensee by Sublicensor. Sublicensee agrees to retain all materials relating to approvals in its files while this Agreement remains in effect and for one year thereafter. Sublicensor's approval rights shall be exercised in accordance with this Section 15.

For the purposes of this approval clause, all final approvals for proposed Sublicensed Products are subject to prior approval by VOF through Sublicensor. " Product approval" shall be deemed to include, but is not limited to the following: product, design, use of celebrities, promotions, and the format and content of press releases, press kits and advertising materials.

15.2 Approval of Sublicensed Products. Sublicensee shall submit to Sublicensor for its prior review and approval the following materials as requested by Sublicensor:

(i) a concept for the proposed Sublicensed Product, demonstrating by rough artwork, written description and product design the appearance and operation of the proposed Sublicensed Product;

(ii) finished artwork, text and/or audio for the Sublicensed Product, including the exact use of the Logo on or in connection with the Sublicensed Product, together with any other materials Sublicensor deems necessary to review and approve proposed Sublicensed Products; and

(iii) five (5) identical production samples of each Sublicensed Product, to be submitted immediately upon commencement of production.

15.2.1 Sublicensor has advised Sublicensee and Sublicensee acknowledges that final product approval rests with VOF. All artistic and business decisions shall be made by Sublicensee, provided, however, that VOF shall be accorded the right to review in advance of release the design and content of each of the Sublicensed Products to determine whether in the exercise of its reasonable judgment the Product could subject the VOF, Specola Vaticana, the Vatican and/or the Catholic Church to criticism, embarrassment or obloquy. VOF shall have thirty (30) days from submission to review and approve any Sublicensed Product. If VOF disapproves of the design or content of a particular Sublicensed Product, it shall notify the Sublicensor of its reasons so that the Sublicensee may, if possible, make the necessary and appropriate changes. If there has been no written notice of disapproval within thirty (30) calendar days of submission of such material by Sublicensee and unless there has been a written request by VOF for extension for reasonable cause made within said thirty (30) calendar days, the submission shall be deemed approved.

15.3 Approval of Advertising Material. With respect to each different item of Advertising Material which Sublicensee (or any party acting on its behalf) proposes to produce and use under this Agreement, Sublicensee shall submit to Sublicensor, for the prior review and approval of Sublicensor and VOF, (i) proposed written copy and text for the item of Advertising Material, with attached rough art showing how the Logos will be used in connection with the copy; and (ii) final printed sample of the item where feasible (as, for example, in the case of labels, hangtags, printed brochures, catalogs and the like), including the full presentation of any such advertising material to demonstrate the juxtaposition of the advertising of Sublicensed Products with advertising for associated products of Sublicensee or third parties which might tend to generate criticism, embarrassment or obloquy.

15.3.1 All Advertising Material shall include the copyright information (© Vatican Observatory Foundation).

15.3.2 Sublicensee shall obtain Sublicensor's written approval before using any celebrity or other spokesperson for the Sublicensed Product.

15.3.3 Sublicensee shall not (i) issue any press releases, without express prior written authorization from Sublicensor for the format and content, or (ii) discuss matters other than the development of the Sublicensed Products and related marketing programs in any interviews with the press or other media concerning this Agreement or any related subject matter. Sublicensee further agrees that the content of any interviews or articles for publication in any media shall be limited to information relating to the grant or existence of Sublicensee's license rights, Sublicensee's products and marketing programs, and the non-economic terms of this Agreement, and Sublicensee shall refrain from editorial comment regarding the Sublicensor, VOF, Specola Vaticana, the Vatican or the licensing program.

15.4 Time for Approval by Sublicensor. Sublicensor agrees to use reasonable efforts to notify Sublicensee in writing of the approval or disapproval by Sublicensor and VOF of any materials submitted to Sublicensor under Section 15.2 and

Section 15.3, within thirty (30) days after Sublicensor's receipt of such materials. Sublicensor will endeavor to notify Sublicensee as soon as practicable of any changes to the content and context of the proposed materials. Sublicensee will exercise its best efforts to provide materials to Sublicensor early in the production process so as to allow as much time as possible for approval by VOF. Sublicensor's approval shall not be unreasonably withheld or delayed.

15.5 Maintenance of Quality. Sublicensee agrees to maintain the quality of each Sublicensed Product up to the specifications, quality and finish of the production sample of such Sublicensed Product approved by Sublicensor and VOF under Section 15.2. Sublicensee agrees not to change the Sublicensed Product in any respect that would materially alter either its looks or its quality, or to make any change in the artwork for the Sublicensed Product, without first submitting to Sublicensor samples showing such proposed changes and obtaining Sublicensor's written approval of such samples in accordance with Section 15.2. From time to time after it has commenced manufacturing any Sublicensed Product, Sublicensee, upon Sublicensor's request, shall furnish free of charge to Sublicensor a reasonable number of samples not to exceed four (4) from any production run of any Sublicensed Product specified by Sublicensor.

16. Copyright Provisions.

16.1 Rights in Copyrights. Sublicensee shall not at any time during the term hereof or thereafter dispute or contest, directly or indirectly, Sublicensor's and VOF's right and title to the Logos. Sublicensee shall not acquire any rights in any copyrights or other rights in the Logos, except for the sublicenses granted herein.

16.2 Copyright Notices. Sublicensee agrees to place on all Sublicensed Products and on all Advertising Material the copyright notice or notices in the name of Sublicensor specified below or as otherwise specified in writing by Sublicensor from time to time. All works shall contain the following notice of copyright: **© Vatican Observatory Foundation** on all works. Nothing herein contained shall prohibit Sublicensee from using its own logos on the Sublicensed Products and its own copyright notice on the Sublicensed Products where said Sublicensed Products contain independent material which is the property of Sublicensee.

17. Insurance. Sublicensee, at its sole cost and expense, shall obtain and keep in force throughout the term of this Agreement, and for at least one (1) year after sales of Sublicensed Products has ceased, in amounts of no less than One Million Dollars (US $1,000,000) per occurrence and with insurers reasonably satisfactory to Sublicensor and VOF, the following insurance (to the extent coverage is available on commercially reasonable terms):

(i) Comprehensive General Liability ("CGL") Insurance, including coverage for all premises and operations, broad form property damage, personal injury, unfair competition, intellectual property infringement, and advertising injury liability. Such CGL insurance shall be endorsed to include a waiver of any exclusion of coverage for claims brought by one insured against another insured; and

(ii) Product liability and contractual liability (including obligations assumed under this Agreement) insurance, which shall be maintained for a period of one (1) year after the last Sublicensed Product is sold.

Such insurance policies shall name each of Sublicensee, Sublicensor and VOF as insureds, shall provide that such insurance policies are primary as to any insurance maintained by the named insureds, and shall require the insurers to notify Sublicensor in writing of any cancellation, alteration or non-renewal at least thirty (30) days prior thereto. Any insurance carried by Sublicensor or the other named insureds shall be deemed excess insurance not subject to contribution. Certificates of insurance verifying coverage obtained and maintained by Sublicensee hereunder shall be provided to Sublicensor within ten (10) days following the Commencement Date and Sublicensee shall thereafter provide Sublicensor with written notice of any change, replacement or termination of such insurance.

18. Compliance with Laws. Sublicensee shall, at Sublicensee's expense, obtain all necessary governmental approvals, permits and sublicenses and comply with all laws, rules and regulations applicable to the manufacture, production, distribution, export, import, sale and use of all Sublicensed Products, including without limitation any safety studies. Sublicensee shall have sole responsibility for any warning labels, packaging and instructions as to the use of the Sublicensed Products or any components or properties thereof.

19. Breach and Termination.

19.1 Immediate Right of Termination. In addition to any other right of termination contained elsewhere herein, Sublicensor shall have the right to terminate this Agreement immediately, by giving written notice to Sublicensee, in any of the following situations:

(a) if Sublicensee becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any of the Sublicensed Products because of safety, health or other hazards or risks to the public;

(b) if, other than under Title 11 of the United States Code or a similar law of any other country, Sublicensee becomes subject to any voluntary or involuntary insolvency, bankruptcy or similar proceedings, or an assignment for the benefit of creditors is made by Sublicensee, or an agreement between Sublicensee and its respective creditors generally is entered into providing for extension or composition of debt, or a receiver is appointed to administer the assets of Sublicensee, or the assets of Sublicensee are liquidated, or any distress, execution or attachment is levied on such of its manufacturing or other equipment as is used in the production and distribution of the Sublicensed Products and the same remains undischarged for a period of thirty (30) days;

(c) if Sublicensee breaches the provisions of Section 2.3 prohibiting sublicensing;

(d) if Sublicensee breaches the provisions of Section 21.1 prohibiting assignments;

(e) if there is (i) a transfer of fifty percent (50%) or more of the ownership of the Sublicensee in a single transaction or a series of transactions, (ii) a transfer of the business and/or substantially all of the assets of the Sublicensee in a single transaction or a series of transactions, or (iii) a merger or consolidation of Sublicensee with any other entity; or

(f) if Sublicensee undergoes a significant change in management.

19.2 Curable Breaches. If either party breaches any of the terms and provisions of this Agreement, other than those specified in Section 19.1, and the party involved fails to cure the breach within thirty (30) days after receiving written notice by certified or registered mail from the other party specifying the particulars of the breach, the non-defaulting party shall have the right to terminate this Agreement by giving written notice thereof to the defaulting party.

19.3 Effect of Termination. Termination of this Agreement under the provisions of this Section 19 or provisions set forth elsewhere in this Agreement shall be without prejudice to any rights or claims which Sublicensor may otherwise have against Sublicensee. Upon the termination of this Agreement, all Royalties on sales made prior to the date of termination shall become immediately due and payable to Sublicensor. Upon the termination of this Agreement under the provisions of Section 19.1, neither Sublicensee nor its receivers, trustees, assignees or other representatives shall have the right to develop, sell, exploit or in any way deal with the Sublicensed Products, Advertising Material or Logos, except with the written approval and instructions of Sublicensor.

19.4 Discontinuance of Use of Logos, Etc. Subject to the provisions of Section 19.5, upon the expiration or earlier termination of this Agreement, Sublicensee agrees to immediately and permanently discontinue manufacturing, selling, advertising, distributing and using the Sublicensed Products and Advertising Material, immediately and permanently discontinue using the Logos, immediately, at Sublicensor's election, either deliver to Sublicensor or destroy any copies, storyboards, molds, dies, patterns, devices or similar items from which the Sublicensed Products and Advertising Material were made or which contain the Logos, and immediately terminate all agreements with manufacturers, distributors and others which relate to the manufacture, sale, distribution and use of the Sublicensed Products.

19.5 Disposition of Inventory Upon Expiration. Notwithstanding the provisions of Section 19.4, if this Agreement expires in accordance with its terms, and is not terminated for cause by Sublicensor, the provisions of this Section 19.5 shall apply. If Sublicensee delivers to Sublicensor, on or before the date thirty (30) days prior to the expiration of this Agreement, a written inventory listing, on a product-by-product basis, of all Sublicensed Products in Sublicensee's possession, custody or control as of the date of such inventory, Sublicensee shall have the nonexclusive right to sell any Sublicensed Products listed on such inventory for a period of twelve (12) months immediately following such expiration, subject to the payment of Royalties to Sublicensor on any such sales in accordance with the terms of this Agreement. Sublicensor shall have the right (but not the obligation) to buy any or all of the Sublicensed Products listed on such inventory at Sublicensee's cost of manufacture at the end of such twelve (12) month period.

20. Communication. All contacts and communications of any type with VOF or The Vatican Observatory in connection with or arising out of the provisions and requirements of this Agreement shall be handled exclusively by Sublicensor. Sublicensee understands and acknowledges that it shall have no direct contact or written communication with VOF or The Vatican Observatory without the prior written consent of Sublicensor. Furthermore, Sublicensee shall promptly notify Sublicensor of the content and nature of any contact or communication that it may receive from VOF or The Vatican Observatory.

21. Miscellaneous Provisions.

21.1 No Assignments by Sublicensee. Without the prior written consent of Sublicensor, Sublicensee may not directly or indirectly assign, transfer, sublicense or encumber any of its rights under this Agreement, and any such assignment, transfer, sublicense or encumbrance shall be void.

21.2 Assignment by Sublicensor. Sublicensor (and its successors and assigns) shall have the right to assign, transfer or encumber any or all of its rights under this Agreement at its discretion.

21.3 Successors and Assigns. Subject to Section 21.1, this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto. It is also acknowledged that VOF is an intended third party beneficiary of this Agreement.

21.4 Independent Contractors. The relationship between Sublicensor and Sublicensee is that of independent contractors. Sublicensor and Sublicensee are not joint venturers, partners, principal and agent, master and servant, or employer and employee and have no relationship other than independent contracting parties. Sublicensee shall have no power to bind or obligate Sublicensor in any manner other than as is expressly set forth in this Agreement.

21.5 Governing Law; Dispute Resolution.

21.5.1 Governing Law. This Agreement shall be construed under and enforced in accordance with the laws of the State of California except to the extent Federal laws preempt the laws of the State of California.

21.5.2 Arbitration. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and the procedures set forth below. In the event of any inconsistency between the JAMS Rules and Procedures and the procedures set forth below, the procedures set forth below shall control. Judgment on the Award may be entered in any court having jurisdiction.

21.5.3 Location. The location of the arbitration shall be in Orange County, California.

21.5.4 Selection of Arbitrator. The arbitration shall be conducted by a single neutral arbitrator who is independent and disinterested with respect to the parties, this Agreement and the outcome of the arbitration. A list of five (5) potential arbitrators shall be obtained from JAMS. Within seven (7) calendar days of service upon the parties of the list of names, each party may strike two (2) names and shall rank the remaining arbitrator candidates in order of preference. The remaining arbitrator candidate with the highest composite ranking shall be appointed the arbitrator. If this process does not yield an arbitrator, JAMS shall designate the sole arbitrator from among the remaining arbitrator candidates. JAMS may grant a reasonable extension of the time to strike and rank; provided, however, that selection of the single arbitrator shall be completed within thirty (30) calendar days following delivery by JAMS of the list of names to the parties.

21.5.5 Discovery. Unless the parties mutually agree in writing to some additional and specific pre-hearing discovery, the only pre-hearing discovery shall be (i) reasonably limited production of relevant and non-privileged documents, and (ii) the identification of witnesses to be called at the hearing. The arbitrator shall decide any disputes and shall control the process concerning these pre-hearing discovery matters. Pursuant to the applicable JAMS Rules, the parties may subpoena witnesses and documents for presentation at the hearing.

21.5.6 Expenses. The expenses of the arbitration, including the arbitrator's fees, expert witness fees and attorney’s fees, shall be awarded to the prevailing party. Until the arbitrator determines the prevailing party, both parties shall share equally in the payment of the arbitrator's fees as and when billed by the arbitrator.

21.5.7 Timing. The arbitration hearing shall be held within thirty (30) days following selection of the arbitrator, and the arbitrator’s decision shall be rendered within fifteen (15) days following completion of the hearing.

21.5.8 Conduct of Business. The parties acknowledge and agree that, even during the pendency of a dispute resolution proceeding, Sublicensee shall be able to continue the conduct of its business under the sublicense granted hereby, without delay or interference from Sublicensor.

21.5.9 Confidentiality of Proceedings. Except as set forth below, the parties shall keep confidential the fact of the arbitration, the dispute being arbitrated and the decision of the arbitrators. Notwithstanding the foregoing, the parties may disclose information about the arbitration to persons who have a need to know, such as directors, trustees, management employees, witnesses, experts, investors, attorneys, lenders, insurers and others who may be directly affected. Additionally, if a party has stock which is publicly traded, the party may make such disclosures as are required by applicable securities laws. Further, if a party is expressly asked by a third party about the dispute or the arbitration, the party may disclose and acknowledge in general and limited terms that there is a dispute with the other party which is being (or has been) arbitrated. Once the arbitration award has become final, if the arbitration award is not promptly satisfied, then these confidentiality provisions shall no longer be applicable.

21.6 Entire Agreement; Modification; Conflict. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter set forth in this Agreement. There shall be no amendments or modifications to this Agreement, except by a written document which is signed by all parties. In the event of any conflict between the provisions of this Agreement and the provisions of the License, the provisions of the License shall prevail.

21.7 Severability. Should any one or more of the provisions of this Agreement be held invalid or unenforceable by a court of competent jurisdiction, it shall be considered severed from this Agreement and shall not serve to invalidate the remaining provisions hereof. The parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable provision such that the objectives contemplated by them when entering this Agreement may be realized.

21.8 No Waiver. Any delay in enforcing a party's rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such party's right to the future enforcement of its rights under this Agreement, excepting only an express written and signed waiver as to a particular matter for a particular period of time.

21.9 Attorneys' Fees. In the event of a dispute between the parties hereto or in the event of any default hereunder, the party prevailing in the resolution of any such dispute or default shall be entitled to recover its reasonable attorneys' fees and other costs incurred in connection with resolving said dispute or default.

21.10 Notices. Any notices required by this Agreement shall be in writing, shall specifically refer to this Agreement and shall be sent by registered or certified airmail, postage prepaid, or by prepaid nationally recognized overnight courier, or by facsimile, telex or cable, charges prepaid, to the respective addresses set forth below unless subsequently changed by written notice to the other party given in accordance with this section. Notice shall be deemed delivered upon the earlier of (i) when received, (ii) three (3) days after deposit into the mail, or (iii) the date notice is sent via facsimile:

To Sublicensor: Gruppo Santony, LLC
870 Encanto Street
Corona, California 92881
Fax: 951/280-0971

with a copy to: James R. Pickett, Esq.
36875 Pauba Road
Temecula, California 92592
Fax: 951/302-7205

To Sublicensee: Eternal Image
28800 Orchard Lake Road
Suite 130
Farmington Hills, Michigan 48334
Attn: Clint Mytych
Fax: 248/671-5001

21.11 Confidentiality. Except as otherwise agreed by the parties in writing, the parties shall treat in confidence and not disclose to any third party the terms of this Agreement, except as required by law.

21.12 VOF Approval. This Agreement and the obligations of the parties hereunder are conditioned upon obtaining the approval hereof by VOF substantially in the form of Schedule 21.12 attached hereto and incorporated herein by reference.

Signatures On Next Page

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized representatives as of the date first set forth above.

SUBLICENSOR:

GRUPPO SANTONY, LLC,
a California limited liability company

By: ______________________
Gerald P. Colapinto,
Chairman & CEO

SUBLICENSEE:

ETERNAL IMAGE,
a Delaware corporation

By: ______________________
Clint Mytych, President & CEO

SCHEDULE 1.8

SUBLICENSED PRODUCTS

Sublicensee shall have the exclusive right to produce and sell the items listed below only as related to and for use in the funerary process.

1. Urns and components, including cremation keepsakes
2. Caskets and components, including casket veils
3. Burial vaults, burial niches and columbariums
4. Monuments, markers and bronze work
5. Prayer cards and keepsakes
6. Guest Signature Books
7. Candles*

* Sublicensee further agrees that (if the broader product category of “Candles” is sublicensed by Sublicensor to another entity), Sublicensee will purchase the funerary candles to be sold by Sublicensee in conjunction with this Agreement from the new “Candle” sublicensee, provided that the prices for purchases by Sublicensee from the new candle sublicensee are competitive with current prices being paid by Sublicensee.

SCHEDULE 1.9

TERRITORY

Sublicensee shall have the exclusive right to manufacture and sell the Sublicensed Products as outlined in Schedule 1.8 of this agreement in the following Territory: worldwide with the exception of Vatican City and Rome.

SCHEDULE 2.2.1

VATICAN OBSERVATORY COLLECTION LOGO/SEAL

SCHEDULE 21.12

APPROVAL OF VOF

A. This will certify that **GRUPPO SANTONY, LLC** ("GS") has a legal and binding License with the Vatican Observatory Foundation ("VOF"), whose legal representative is the undersigned.

B. This will further certify and acknowledge that pursuant to the License, GS has the right, subject to review and approval of proposed Products, publicity and other matters by VOF, to sell and distribute within the Territory consisting of the entire world, Products covered by the License, and to utilize the name and logo of the Vatican Observatory Collection in connection therewith.

C. This will further certify that GS has the right, subject to approval by VOF, to sublicense its rights under the License, and that the SUBLICENSE AGREEMENT - Funerary Products between GS and Eternal Image, dated as of August 10, 2009, has been presented to the undersigned for review and approval, and VOF hereby approves the same.

VATICAN OBSERVATORY FOUNDATION

By: George V. Coyne [signature]
Name: GEORGE V. COYNE
Title: PRESIDENT

Date: 12 October 2009

Table of Contents

Exhibit 99.1


EI
ETERNAL
IMAGE

ETERNAL IMAGE SIGNS LICENSING AGREEMENT WITH THE VATICAN OBSERVATORY FOUNDATION

Exclusive, Worldwide Agreement Covers Wide Range of Funerary Products

FARMINGTON HILLS, MI – February 22, 2010 – Eternal Image, Inc. (the "Company") (OTCBB:ETNL), a public company engaged in the design, manufacturing and marketing of officially licensed funerary products, such as caskets, urns, monuments and vaults, today announced it has executed an agreement to design, manufacture and market a line of official Vatican Observatory Foundation branded funerary products. The line will include caskets, urns, bronze memorials, vaults, funerary prayer cards, and memorial candles all designed after the classic Italian themes that encompass the Vatican Observatory in Italy. This license is exclusive and worldwide in scope.

"Our term with the Vatican Observatory Foundation is more than ten years in length, and they will remain one of the most sought after global brands for decades to come," said Nick Popravsky, VP Sales and Distribution for the Company.

About Eternal Image

Eternal Image, incorporated in 2006, is headquartered in Farmington Hills, MI. The company is the first and only manufacturer and marketer of licensed brand image funerary products. Currently, the company offers urns and caskets that feature licensed images from Major League Baseball™, *STAR TREK*®, Precious Moments™, the Vatican Observatory Foundation®, and the Collegiate Licensing Company, as well as pet urns featuring the American Kennel Club™, and Cat Fanciers'™ Association. For more information about EI, visit www.eternalimage.net or call 1-888-6-CASKET.

SAFE HARBOR STATEMENT

Statements in this news release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include but are not limited to risk factors inherent in doing business. Forward-looking statements may be identified by terms such as "may", "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or similar terms or the negative of these terms.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Registration Statement on Form SB-2, as amended on Form S-1, See www.sec.gov. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect.

The company has no obligation to update these forward-looking statements.

Contacts:
Investor Relations Contact:
Tony Fazio, Cambridge Investor Relations; 781/214-9038